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                                                                 Exhibit (a)(1)

                           Supplement and Amendment to
                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                       UNITED HOME LIFE INSURANCE COMPANY
                                       at

                                $ 7.00 PER SHARE

                                       by

                              SOUTHCAP CORPORATION

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     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., INDIANAPOLIS,
      INDIANA, TIME ON TUESDAY, MAY 27, 1997, UNLESS THE OFFER IS EXTENDED.
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                                      * * *


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        PLEASE NOTE THAT THE AMOUNT OFFERED PER SHARE HAS BEEN INCREASED
         TO $7.00 FROM $4.50. CERTAIN ADDITIONAL AND REVISED DISCLOSURES
                           ARE ALSO SET FORTH HEREIN.
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     THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY
TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, THE NUMBER OF SHARES WHICH TOGETHER WITH THE SHARES CURRENTLY OWNED BY SOUTHCAP, REPRESENTS AT LEAST 40% OF THE OUTSTANDING SHARES OF COMMON STOCK OF UNITED HOME LIFE INSURANCE COMPANY.

                       ---------------------------------

     SOUTHCAP HAS REQUESTED THAT THE BOARD OF DIRECTORS OF UNITED HOME LIFE INSURANCE RECOMMEND THAT SHAREHOLDERS ACCEPT THIS REVISED OFFER. AS OF THE DATE HEREOF, SOUTHCAP HAS NOT BEEN ADVISED THAT THE BOARD OF DIRECTORS OF UNITED HOME LIFE INSURANCE COMPANY HAS ACTED WITH RESPECT TO THE INCREASED OFFER.

                                    IMPORTANT

     ANY HOLDER OF SHARES OF COMMON STOCK OF UNITED HOME LIFE INSURANCE COMPANY (THE "SHARES") DESIRING TO TENDER ALL OR ANY PORTION OF HIS OR HER SHARES SHOULD
EITHER: (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND MAIL OR DELIVER THE LETTER OF TRANSMITTAL, THE CERTIFICATES FOR THE SHARES TENDERED, AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY; OR (2) REQUEST HIS OR HER BROKER OR OTHER INVESTMENT PROFESSIONAL TO EFFECT THE TRANSACTION FOR HIM OR HER. IF ANY SHARES ARE REGISTERED IN THE NAME OF A BROKER OR INVESTMENT PROFESSIONAL, THEN A SHAREHOLDER MUST CONTACT SUCH ENTITY IN ORDER TO TENDER ANY SHARES.

     A SHAREHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE, OR WHO IS UNABLE TO DELIVER ALL DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL TO THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURE FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3 HEREOF.

     QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT, D.F. KING & CO., INC., AT ITS ADDRESS AND TELEPHONE NUMBERS SET FORTH ON THE LAST PAGE OF THIS OFFER TO PURCHASE. ADDITIONAL COPIES OF THIS SUPPLEMENT AND AMENDMENT, THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL MAY BE OBTAINED FROM THE INFORMATION AGENT.

                       ---------------------------------

May 12, 1997


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TO THE HOLDERS OF THE COMMON STOCK
OF UNITED HOME LIFE INSURANCE COMPANY

                                  INTRODUCTION

     SouthCap Corporation, a Tennessee corporation ("SouthCap" or the "Purchaser"), hereby offers to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of United Home Life Insurance Company, an Indiana life insurance company (the "Company"), at a price of $7.00 per share, payable in cash, without interest thereon. SouthCap, by its Offer to Purchase, dated April 8, 1997 (the "Offer to Purchase"), and a related Letter of Transmittal previously offered to purchase all Shares at a price of $4.50 per share. This Supplement and Amendment to the Offer to Purchase (the "Supplement") is being provided to the shareholders of the Company to increase the offering price, to reduce the Minimum Condition from 50.1% to 40%, to amend certain information in the Offer to Purchase, to clarify certain information contained in the Offer to Purchase, and to provide certain supplemental information. The Sections of this Supplement correspond to the Sections of the Offer to Purchase to which the supplemental and clarifying information relates. As a result of this Supplement, the Expiration Date has been extended to 5:00 p.m. Indianapolis, Indiana, time on Tuesday, May 27, 1997. This Supplement should be read in conjunction with the Offer to Purchase and the Letter of Transmittal; the Offer to Purchase, this Supplement, and the Letter of Transmittal collectively constitute the "Offer" of SouthCap. All capitalized terms used and not defined in this Supplement shall have the meanings assigned in the Offer to Purchase.

     Your attention is invited to the following:

     1. The tender price is $7.00 per Share, payable in cash, without interest thereon.

     2. The Offer is being made for all outstanding Shares, subject only to certain conditions set forth in Section 12 of the Offer to Purchase, which include, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer to Purchase a number of Shares which, together with any Shares then owned by the Purchaser, represents at least 40% of the outstanding Shares on a fully diluted basis (the "Minimum Condition"). The Minimum Condition has been reduced from 50.1% to 40% by this Supplement.

     3. The Offer to Purchase and withdrawal rights will expire at 5:00 p.m., Indianapolis, Indiana, time, on Tuesday, May 27, 1997, unless the Offer is extended.

     If you wish to tender any Shares in accordance with the terms of the Offer, you must comply with the instructions set forth in this Offer to Purchase and the Letter of Transmittal. The offer is made solely by this Supplement, the Offer to Purchase, and the related Letter of Transmittal and is being made to all holders of Shares.

     SOUTHCAP HAS REQUESTED THAT THE BOARD OF DIRECTORS OF THE COMPANY RECOMMEND THAT SHAREHOLDERS ACCEPT THIS REVISED OFFER. AS OF THE DATE HEREOF, SOUTHCAP HAS NOT BEEN ADVISED THAT THE BOARD OF DIRECTORS OF THE COMPANY HAS ACTED WITH RESPECT TO THE INCREASED OFFER.

     The Board of Directors of the Company, on April 22, 1997, previously recommended that shareholders reject SouthCap's initial offer of $4.50 per share and delivered its recommendation on Solicitation/Recommendation Statement on
Schedule 14D-9.



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     THIS SUPPLEMENT, THE OFFER TO PURCHASE, AND THE RELATED LETTER OF
TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. TERMS OF OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer, SouthCap will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with Section 4 of the Offer to Purchase. The term "Expiration Date" means 5:00 p.m. Indianapolis, Indiana time on May 27, 1997, unless the Purchaser, in its sole discretion, shall have extended the time during which this Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

The Offer is conditioned upon, among other things, the valid tender, without withdrawal prior to the expiration of the Offer to Purchase, of that number of Shares which, together with Shares then owned by Purchaser, represents at least 40% of the outstanding Shares on a fully diluted basis (the "Revised Minimum Condition"). For a description of other conditions to the Offer, see Section 12 of the Offer to Purchase.

     9. SOURCE AND AMOUNT OF FUNDS

     Based upon (i) 1,209,298 Shares reported to be outstanding at December 31, 1996 (derived from the 1996 annual statement of the Company filed with the Indiana Department), and (ii) Purchaser's current ownership of 44,352 shares, the aggregate purchase price for all such Shares which could be bought in the Offer would be $8,154,622. In addition to cash, cash equivalents, and marketable securities equaling approximately $5.5 million, the Purchaser has a commitment from SunTrust Bank, N.A. to provide a $6 million loan to SouthCap to finance the purchase of the Shares. The material provisions of the financing anticipated by the commitment are (i) a term of three years, during which SouthCap will pay interest only, at the lender's prime rate, and (ii) an assignment of a security interest in certain assets of SouthCap, including the stock of its subsidiary, Premier Life Insurance Company, and $2 million of marketable securities of SouthCap. SouthCap intends to repay the loan from funds generated through operations of the Company, or possibly from proceeds generated from the sale of Premier Life Insurance Company.

     10. BACKGROUND OF THE OFFER TO PURCHASE

     On May 8, 1997, Mr. Lazenby, Chairman, President and Chief Executive Officer of SouthCap, and SouthCap's counsel, met with Mr. Michael A. Schoettle, Chairman of the Board, President and Chief Operating Officer of the Company, along with the Company's legal and financial representatives at the offices of counsel to the Company in Indianapolis, Indiana, for the purpose of presenting the revised offer of $7.00 per share. SouthCap requested that Mr. Schoettle deliver the offer to the Board of Directors and that the Company and its Board of Directors recommend endorsement of the revised offer of $7.00 per share. At that time, after discussions between the parties and their representatives, Mr. Schoettle agreed to deliver the revised proposal of SouthCap to the Board of Directors of the Company. At this time, the Board of Directors of the Company has not responded to the revised offer.

     11. PURPOSE OF THE OFFER AND TENDER; PLANS OF THE PURCHASER

     In the event that the Purchaser acquires less than a majority of the outstanding Shares of the Company as a result of the Offer, the Purchaser shall exercise its voting rights in an effort to direct management of the Company, including possibly seeking to call a special meeting of shareholders and the exercise of its voting rights to the fullest extent. Further, the Purchaser intends to seek to acquire



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additional Shares, in a manner permitted under applicable laws, until the
Purchaser owns at least two-thirds of the outstanding Shares. At that time, the Purchaser would seek to consummate a statutory merger to result in all non-tendering shareholders' being paid cash for their Shares, thereby leaving the Purchaser as the 100% shareholder of the Company.

     Plans for the Company. In the event that the Purchaser acquires a controlling interest in the Company or elects a sufficient number of members of the Board of Directors of the Company to direct its activities, SouthCap intends to reduce the number of employees at the home office of the Company from its present 31 employees to approximately 15 or 16 employees, depending upon the conditions at the time of SouthCap's assumption of control. In addition, the Company would engage an independent investment portfolio manager to manage its financial assets. It is anticipated that the professional manager would be able to provide its services at a cost of approximately 30 basis points which is significantly lower than the current 118 basis points cost to the Company through its current internal investment portfolio management. Additionally, the Board of Directors of the Company would elect Mr. F. W. Lazenby to serve as the President and Chief Executive Officer of the Company.

     12. CONDITIONS OF OFFER

     The Revised Minimum Condition requires the valid tender, without withdrawal prior to the expiration of the Offer to Purchase, of that number of Shares which, together with Shares then owned by Purchaser, represents at least 40% of the outstanding Shares on a fully diluted basis.

     14. CERTAIN LEGAL MATTERS

     Indiana Insurance Laws. SouthCap has received the approval of the Indiana Commissioner of Insurance in the form of an order to commence its tender offer at a price of $4.50 per share. Since the Offer as set forth in this Supplement increases the purchase price to $7.00 per share, SouthCap will request that the Indiana Commissioner of Insurance amend and modify its existing order to permit the offer at the price of $7.00 per share. This Offer is subject to receipt of said approval.

     Federal Securities Laws. SouthCap has filed with the Commission an amended
Schedule 14D-1 with respect to the matters set forth in this Supplement.

     Indiana Takeover Laws. The approval of the Offer by the Indiana Securities Commissioner was received on May 7, 1997. The approval permitted the use of SouthCap's tender offer documents, including the Offer to Purchase, subject to SouthCap's providing certain additional disclosures, which are all set forth in
Item 11 above, under "Plans for the Company."



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     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder or such shareholder's investment professional to the Depositary at one of the addresses set forth below.

                               THE DEPOSITARY IS:

                                Fifth Third Bank

     By Mail:                          By Hand:                           By Facsimile Transmission
     Fifth Third Bank                  Fifth Third Bank                        (513) 744-6785
     Corporate Trust Operations        Corporate Trust Operations         All faxes will be confirmed
     Mail Drop 1090F5                  15th Floor                       telephonically if the presenter
     38 Fountain Square Plaza          38 Fountain Square Plaza              provides a telephone
     Cincinnati, OH  45263             Cincinnati, OH  45263                number for such purpose

     Any questions or requests for assistance or additional copies of the Supplement, the Offer to Purchase, the Letter of Transmittal or the Affidavit of Lost or Missing Stock Certificate may be directed to D.F. King & Co., Inc. at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.


                     The Information Agent for the Offer is.
                             D. F. King & Co., Inc.
                                 77 Water Street
                               New York, NY 10005
                          (212) 269-5550 (Call Collect)
                           (800) 848-3374 (Toll-free)